EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                       THE THREE MONTHS ENDED 30 JUNE 2005

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with international financial accounting standards ("IFRS"). IFRS differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS

                                                         THREE MONTHS ENDED 30 JUNE
                                                   -----------------------------------------------
                                                         2004 (A)          2005            CHANGE
                                                   -----------------------------------------------
                                                                ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------
Turnover                                                  280.9          313.6             11.6%
Cost of sales                                            (127.8)        (143.0)            11.9%
-------------------------------------------------------------------------------------------------
Gross profit                                              153.1          170.6             11.4%
Distribution costs                                         (8.3)          (9.4)            13.3%
Administrative costs (including exceptional items)        (64.6)         (62.1)            (3.9)%
-------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                  80.2           94.1             17.3%
      Exceptional items                                      -             5.0
-------------------------------------------------------------------------------------------------
OPERATING PROFIT                                           80.2           99.1
=================================================================================================

PROFIT FOR THE FINANCIAL PERIOD BEFORE EXCEPTIONAL ITEMS   32.6           42.0             41.0
PROFIT FOR THE FINANCIAL PERIOD                            32.6
=================================================================================================

Gross profit margin (%)                                    54.5           54.4

EBITDA (b)                                                 87.4          105.1             20.3%
EBITDA margin (%)                                          31.1           33.5

EBITDA before exceptional items (c)                        87.4          100.1             14.5%
EBITDA margin (%) before exceptional items                 31.1           31.9

Cash inflow from operations before payments of
   restructuring costs in 2004 and payments of
   litigation and acquisition costs  in 2005, less
   capital expenditure                                     70.7           84.0             18.8%

Cash conversion before exceptional items (%) (d)           80.9           83.9


(a) Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards ("IFRS"). A detailed explanation of the changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.

(b) EBITDA comprises total operating profit before depreciation and amortisation of fixed assets , both being non-cash items. EBITDA is not a measurement of performance under IFRS or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit and EBITDA".

(c) EBITDA before exceptional items comprises EBITDA as described above and excludes an exceptional credit of (pound)5.0 million in the three months ended 30 June 2005 from releasing a provision for IPO costs.

(d) Cash conversion represents cash flow from operations before payments of accrued restructuring costs and payments to our parent for shares in the 2004 financial year and payments of litigation and acquisition costs in the 2005 financial year, less capital expenditure, as a percentage of EBITDA. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA".

YELL GROUP OPERATIONAL INFORMATION

                                                                           THREE MONTHS ENDED 30 JUNE
                                                                  -----------------------------------------
                                                                         2004            2005       CHANGE
                                                                  -----------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                         138             135       (2.2)%
Directory editions published                                                28              29
Unique advertiser retention rate (%) (b)                                    76              74
Turnover per unique advertiser ((pound))                                 1,004           1,066        6.2%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (a) (c)                                     124             132        6.5%
Directory editions published                                               126             128
Unique advertiser retention rate (%) (c)                                    70              71
Turnover per unique advertiser ($)                                       1,902           2,144       12.7%

OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 30 June (thousands) (d)                 110             151       37.3%
Yell.com searches for June (millions)                                       18              24       33.3%

--------------------------------
(a) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the three months ended 30 June 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the United States is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

TURNOVER

                                                                THREE MONTHS ENDED 30 JUNE
                                                           ----------------------------------
                                                                  2004             2005        CHANGE
                                                           --------------------------------------------
                                                                        ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------
UK printed directories                                            138.9            143.9        3.6%
Other UK products and services                                     11.7             16.5        41.0%
------------------------------------------------------------------------------------------
TOTAL UK TURNOVER                                                 150.6            160.4        6.5%
------------------------------------------------------------------------------------------
US printed directories:
    US printed directories at constant exchange rate (a)          130.3            156.2        19.9%
    Exchange impact (a)                                             -               (3.0)
------------------------------------------------------------------------------------------
TOTAL US TURNOVER                                                 130.3            153.2        17.6%
------------------------------------------------------------------------------------------
GROUP TURNOVER                                                    280.9            313.6        11.6%
======================================================================================================

------------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Group turnover during the three months ended 30 June 2005 increased 11.6% to (pound)313.6 million, or 12.7% at a constant exchange rate, from (pound)280.9 million last year1.

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased 6.5% to (pound)160.4 million. Turnover growth from printed directories of 3.6% to (pound)143.9 million in part reflects the mix of relatively higher growth directories during the period. The effect of RPI minus 6%2 was to reduce Yellow Pages prices by an average of 2.9%.

The total number of unique print advertisers dropped slightly to 135,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and 76% for the same period last year, as advertisers have more products and channels from which to choose. However, we offset this decline with a 6.2% growth in average turnover per unique advertiser to (pound)1,066.

-----------------------
1. Throughout this report, unless otherwise indicated, references to "for the three months" are to the three months ended 30 June 2005 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2. Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the three months ended 30 June 2004 and 2005, the average price of advertising in our Yellow Pages decreased by 3.9% and 2.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 47.0% and 43.8% of our Group turnover in the three months ended 30 June 2004 and 2005, respectively.

Yell.com continued to grow with an increase in turnover of 49.4% to (pound)11.8 million. This reflected the growth in searchable advertisers of 37.3% to 151,000.

While we expect the slower-growing directories of the second quarter to affect revenue growth in the first half, we believe that UK turnover is on track to meet full year expectations.

US Turnover

US turnover increased by (pound)22.9 million, or 17.6%, from (pound)130.3 million to (pound)153.2 million after taking into account that turnover was negatively affected by (pound)3.0 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)25.9 million, or 19.9%. The average exchange rate was approximately $1.86:(pound)1.00 in the three months ended 30 June 2005 against $1.81:(pound)1.00 in the same period last year.

Unique advertisers increased by 6.5% to 132,000, with average turnover per unique advertiser up 12.7% to $2,144 and retention up from 70% to 71%.

Organic turnover grew 18.7%. Same-market growth was 8.4%, contributing 7.7% to the organic growth, with the significant new launch programme of 12 directories also contributing 15.2%, offset by a decrease of 4.2% primarily from rescheduling production to later periods as we continue to rebalance production. Acquisitions added a further 1.2% to growth.

While the rate of turnover growth in the first half will be affected by the smaller new launch programme during the second quarter, we believe that US turnover is on track to meet full year expectations.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.

COST OF SALES

                                                              THREE MONTHS ENDED 30 JUNE
                                                         ----------------------------------
                                                                 2004            2005             CHANGE
                                                         --------------------------------------------------
                                                                    ((POUND) IN MILLIONS)
-----------------------------------------------------------------------------------------------------------
UK printed directories                                            54.8            55.7               1.6%
Other UK products and services                                     3.1             3.9              25.8%
----------------------------------------------------------------------------------------
TOTAL UK COST OF SALES                                            57.9            59.6               2.9%
----------------------------------------------------------------------------------------
US printed directories:
    US printed directories at constant exchange rate              69.9            84.9              21.5%
      (a)
    Exchange impact (a)                                              -            (1.5)
-----------------------------------------------------------------------------------------
TOTAL US COST OF SALES                                            69.9            83.4              19.3%
-----------------------------------------------------------------------------------------
COST OF SALES                                                    127.8           143.0              11.9%
==========================================================================================

-----------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)1.7 million, or 2.9%, to (pound)59.6 million in the three months ended 30 June 2005 from (pound)57.9 million last year. Cost of sales as a percentage of turnover decreased slightly to 37.2% compared to 38.4% for the corresponding period in the prior year.

Cost of sales for US printed directories increased by 21.5% at a constant exchange rate, reflecting the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 54.4%, a slight increase from 53.6% last year.

Our consolidated bad debt expense was (pound)18.5 million, or 5.9% of Yell Group turnover in the three months ended 30 June 2005, as compared to (pound)15.6 million, or 5.6%, last year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services turnover compared to 4.2% last year. The US bad debt expense was 7.8% of US printed directories turnover in the three months ended 30 June 2005, as compared to 7.1% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

GROSS PROFIT AND GROSS PROFIT MARGIN

                                                           THREE MONTHS ENDED 30 JUNE
                                                         -------------------------------
                                                                    2004       2005               Change
                                                         --------------------------------------------------
                                                                       ((pound) in millions)
-----------------------------------------------------------------------------------------------------------
UK printed directories                                              84.1        88.2               4.9%
Other UK products and services                                       8.6        12.6              46.5%
-------------------------------------------------------------------------------------
TOTAL UK GROSS PROFIT                                               92.7       100.8               8.7%
-------------------------------------------------------------------------------------
US printed directories:
    US printed directories at constant exchange rate                60.4        71.3              18.0%
      (a)
    Exchange impact (a)                                              -          (1.5)
--------------------------------------------------------------------------------------
TOTAL US GROSS PROFIT                                               60.4        69.8              15.6%
--------------------------------------------------------------------------------------
GROSS PROFIT                                                       153.1       170.6              11.4%
===========================================================================================================

GROSS PROFIT MARGIN (%)
    UK operations                                                   61.6        62.8
    US operations                                                   46.3        45.6
GROUP TOTAL (%)                                                     54.5        54.4
===========================================================================================================

-------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Gross profit as a percentage of Group turnover was almost flat at 54.4% for the three months ended 30 June 2005 and 54.5% for 2004.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the three months ended 30 June 2005, for example, our gross profit margin for our UK operations was 62.8%, compared to 45.6% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by (pound)1.1 million, or 13.3%, from (pound)8.3 million (3.0% of Group turnover) in the three months ended 30 June 2004 to (pound)9.4 million (3.0% of Group turnover) in the three months ended 30 June 2005. Group distribution costs increased by 14.5% at a constant exchange rate. Our distribution costs have increased in line with the growth of our business.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from (pound)64.6 million to (pound)62.1 million in the three months ended 30 June 2005. Administrative costs excluding exceptional items of (pound)5.0 million in 2005 increased from (pound)64.6 million to (pound)67.1 million in the three months ended 30 June 2005, an increase of (pound)2.5 million or 3.9% from last year. Group administrative costs excluding exceptional items increased by (pound)3.1 million at a constant exchange rate.

GROUP OPERATING PROFIT AND EBITDA

                                                                 THREE MONTHS ENDED
                                                                       30 JUNE
                                                             ----------------------------
                                                                      2004          2005        CHANGE
                                                             --------------------------------------------
                                                                   ((POUND) IN MILLIONS)
----------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit , including exceptional items                          51.8           59.2
Depreciation and amortisation                                            2.9            2.9
--------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA                                                    54.7           62.1
Exceptional items                                                        -             (5.0)
--------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS                           54.7           57.1         4.4%
--------------------------------------------------------------------------------------------

US OPERATIONS
Operating profit                                                        28.4           39.9
Depreciation and amortisation                                            4.3            3.1
--------------------------------------------------------------------------------------------
US OPERATIONS EBITDA                                                    32.7           43.0        31.5%
--------------------------------------------------------------------------------------------
US OPERATIONS EBITDA AT CONSTANT EXCHANGE RATE (a)                      32.7           43.7        33.6%
--------------------------------------------------------------------------------------------

GROUP
Operating profit, including exceptional items                           80.2           99.1
Depreciation and amortisation                                            7.2            6.0
--------------------------------------------------------------------------------------------
GROUP EBITDA                                                            87.4          105.1        20.3%
============================================================================================

GROUP
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                               80.2           94.1
DEPRECIATION AND AMORTISATION                                            7.2            6.0
--------------------------------------------------------------------------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                                   87.4          100.1
============================================================================================
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS
    AT CONSTANT EXCHANGE RATE (A)                                       87.4          100.8        15.3%

EBITDA MARGIN (%)
    UK operations                                                       36.3           38.7
    US operations                                                       25.1           28.1
EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS (%)
    UK operations                                                       36.3           35.6
    US operations                                                       25.1           28.1
==========================================================================================================

------------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.

Group EBITDA before exceptional items increased by 14.5% to (pound)100.1 million, or 15.3% at a constant exchange rate. The Group EBITDA margin before exceptional items increased 0.8 percentage points to 31.9%, driven by the strong US performance. EBITDA before exceptional items for the three months ended 30 June 2005 is stated before an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs.

UK EBITDA before exceptional credits rose 4.4%, or (pound)2.4 million to (pound)57.1 million, reflecting the sustained progress of Yell.com, which partially offset our continued investment to support the continuing turnover growth of printed directories. Yell.com increased its EBITDA to (pound)4.4 million (operating profit of (pound)4.0 million with depreciation of (pound)0.4 million added back) from (pound)2.3 million last year (operating profit of (pound)1.8 million with depreciation of (pound)0.5 million added back). The UK EBITDA margin was 35.6%, compared with 36.3% in the previous year.

In the US, turnover growth and operational leverage resulted in 31.5% growth in EBITDA to (pound)43.0 million from (pound)32.7 million last year, or 33.6% growth at a constant exchange rate. The US EBITDA margin increased from 25.1% to 28.1% despite the heavy launch programme during the first quarter. With the continuation of investment in turnover growth planned for the rest of the year, we have not changed our expectations for the full year.

NET INTEREST PAYABLE

Net interest payable was (pound)36.7 million in the three months ended 30 June 2005, an increase of (pound)3.4 million from (pound)33.3 million last year. Net interest expense comprised (pound)17.4 million of net interest paid or to be paid within a six-month period, (pound)2.8 million of interest rolled up into our long-term debt, (pound)8.3 million of amortised financing costs and (pound)8.2 million of interest payable to our parent company. The amortised financing costs of (pound)8.3 million include (pound)6.7 million of exceptional interest which is the accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

TAXATION

The taxation charge was (pound)21.4 million for the three months ended 30 June 2005, and (pound)14.3 million last year. We expect the future taxation charges to increase after we have recognised the net operating losses that are available to offset future taxable income in the United States.

NET PROFIT

The net profit was (pound)41.0 million for the three months ended 30 June 2005 compared to a net profit of (pound)32.6 million for the same period in the prior year. This increase in profit reflects the strong EBITDA growth.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements.

Since 30 June 2005 we have successfully syndicated a new (pound)2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire (pound)876.7 million of bank debt that existed at 30 June 2005. Our senior notes remain unaffected. Based on Yell's and TransWestern's strong cash generation, we expect our net external debt to reach four times our pro forma EBITDA by 31 March 2006.

Cash Flows

                                                                                THREE MONTHS ENDED
                                                                                    30 JUNE
                                                                  -------------------------------------
                                                                                2004            2005
                                                                  -------------------------------------
                                                                           ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                       53.7             70.3
Net cash used in investing activities                                           (3.7)            (9.5)
Net cash used in financing activities                                          (22.5)              -
-------------------------------------------------------------------------------------------------------
Net increase in cash and bank overdrafts                                        27.5             60.8
=======================================================================================================


Net cash inflow from operating activities for the three months ended 30 June 2005 was (pound)70.3 million, compared with a net inflow of (pound)53.7 million for the three months ended 30 June 2004. The increase from last year is primarily driven by the improvement in operating profit.

Net cash used in investing activities was (pound)9.5 million for the three months ended 30 June 2005. This compares to (pound)3.7 million for the three months ended 30 June 2004 for the purchase of tangible fixed assets.

Net cash used in financing activities was nil in the three months ended 30 June 2005 and (pound)22.5 million in the three months ended 30 June 2004 which comprised repayments of borrowings.

The net increase in cash and bank overdrafts is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of increasing cash and bank overdrafts by (pound)4.9 million in the three months ended 30 June 2005 (2004 - an increase of (pound)1.8 million).

Cash Conversion

The cash inflow from operations after capital expenditure but before payments of exceptional costs was (pound)84.0 million for the three months ended 30 June 2005 and (pound)70.7 million last year. This was an increase of 18.8% after accounting for foreign currency exchange movements, or 19.7% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the three months ended 30 June 2005 and 2004 of (pound)4.7 million and (pound)3.7 million, respectively. We excluded payments of restructuring costs totalling (pound)0.3 million during the three months ended 30 June 2004 and excluded payments of litigation and acquisition costs totalling (pound)0.6 million during the three months ended 30 June 2005.

Our performance measure operating cash flow of (pound)84.0 million for the three months ended 30 June 2005 as a percentage of EBITDA of (pound)100.1 million was 83.9% ("cash conversion"). Excluding the effect of the additional pension contribution totalling (pound)8.8 million in the quarter, we would have converted 92.7% of EBITDA of (pound)100.1 million to cash. The performance measure operating cash flow of (pound)70.7 million for the three months ended 30 June 2004 as a percentage of EBITDA of (pound)87.4 million was 80.9%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to decrease in the remaining nine months of the year reflecting the planned working capital investment in TransWestern.

Free cash flow (net cash inflow from operating activities ((pound)70.3 million) less purchase of fixed assets ((pound)4.7 million)) generated during the three months was (pound)65.6 million.

Capital Resources

At 30 June 2005, we had cash of (pound)118.8 million, compared to (pound)53.1 million at 31 March 2005.

We have made additional annual pension contributions of (pound)8.8 million in the three months ended 30 June 2005. This is our second additional annual contribution paid towards alleviating the level of pension deficit and, while it reduces cash flow from operations, it has no effect on amounts presented in our consolidated income statements.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)1,624.5 million at 30 June 2005, compared to (pound)1,645.9 million at 31 March 2005 as set out below.

                                                                            AT 31 MARCH      AT 30 JUNE
                                                                                   2005            2005
                                                                       ----------------------------------
                                                                                ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------
Long-term loans and other borrowings
    Term Loan A1 - denominated in sterling                                        544.0           544.0
    Term Loan A2 - denominated in US dollars                                      315.6           332.6
    Senior notes                                                                  314.7           325.8
    Other                                                                           1.3             1.4
---------------------------------------------------------------------------------------------------------
Total debt owed to third parties                                                1,175.6         1,203.8
Subordinated parent company loans                                                 537.4           545.3
---------------------------------------------------------------------------------------------------------
Total debt, including subordinated parent company loans                         1,713.0         1,749.1
Unamortised financing costs                                                       (14.0)           (5.8)
---------------------------------------------------------------------------------------------------------
Total debt, net of unamortised financing costs                                  1,699.0         1,743.3
Cash at bank                                                                      (53.1)         (118.8)
---------------------------------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                                   1,645.9         1,624.5
==========================================================================================================

Net third-party debt, excluding subordinated parent company loans, of (pound)1,079.2 million as a multiple of EBITDA over the last 12 months of (pound)415.5 million was 2.6. This compares to a multiple of 2.8 at 31 March
2005.

The movements in net debt between 31 March 2005 and 30 June 2005 are as follows:

                                                                                               NET DEBT
------------------------------------------------------------------------------------------------------------
                                                                                       ((POUND) IN MILLIONS)
AT 31 MARCH 2005                                                                                1,645.9
Free cash flow                                                                                    (65.6)
Purchase of subsidiary undertakings                                                                 4.8
Non-cash charges                                                                                   18.9
Currency movements                                                                                 20.5
------------------------------------------------------------------------------------------------------------
AT 30 JUNE 2005                                                                                 1,624.5
============================================================================================================

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities) and EBITDA to net cash interest payable.

OTHER MATTERS

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2004 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceased once the Group Leverage Ratio fell below 3.5 times "EBITDA" (as defined in the Senior Facilities Agreement). Over the period to June 2007 we have fixed interest initially on approximately 50% of the indebtedness at 30 June 2005 under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until June 2007, falling to approximately 34% thereafter. At 30 June 2005, we had (pound)1.8 million net losses on interest rate swaps that have been recognised in other comprehensive income in the Statement of Recognised Income and Expense.

All of these instruments are entered into for hedging purposes and, under IFRS, gains and losses on these instruments are recognised directly in other comprehensive income. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 41.3% of our external debt and 38.2% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 9.5%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 June 2005, we had (pound)494.6 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)875.4 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the three months ended 30 June 2005. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the three months ended 30 June 2005 would vary by approximately (pound)1.1 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)2.2 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the three months ended 30 June 2005 would have been approximately (pound)0.7 million lower or (pound)0.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, YellowBook USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against YellowBook USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

Current UK Regulatory Review

In April 2005, the Office of Fair Trading (OFT) completed its study of Yell's undertakings in respect of our Yellow Pages directories and announced that it was referring what it defined as "classified directory advertising services" to the Competition Commission for investigation. The Commission's administrative timetable allows for the publication of its final report by the end of June 2006. A wide range of outcomes is possible.

Following the referral by the Office of Fair Trading of the supply of "classified directories advertising services" to the Competition Commission in April 2005, we have submitted our initial evidence. The Commission is following the administrative timetable for its investigation set out in May 2005. This timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

Transwestern

On 17 May 2005 we announced our proposed purchase ("the Acquisition") of TransWestern Holdings LP and its subsidiaries ("TransWestern") for $1,575 million plus expenses in cash. Following shareholder approval of the Acquisition on 12 July 2005 we completed the Acquisition on 15 July 2005.

Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.

Critical Accounting Estimates

Our accounting policies are set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained within the Form 20-F filed with the SEC on 13 June 2005.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

Our parent company, Yell Group plc, and its subsidiaries, also provides consolidated financial information to the SEC, in order to disclose what it reports to the London Stock Exchange and to satisfy its requirement to produce an IFRS to US GAAP reconciliation for US employees.